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                                                                    EXHIBIT (6)o

                                 [AXYN GRAPHIC]

                                  CONFIDENTIAL

                                                     Wednesday, 17 November 1999

The Board of Directors
AXYN International GmbH
C/O  Unitra-AXYN Sp.  z o.o.
50 ul. Nowogrodzka
00-950 Warszawa
Poland

Dear Sirs:

RE:                   ACQUISITION OF AXYN INTERNATIONAL GMBH

("INTL")

This letter follows our discussions and exchanges of information with respect to the proposed acquisition of AXYN International GmbH. The purpose of this letter is to outline our proposal to acquire all of the shares of AXYN International GmbH and is in addition to our letter dated May 24, 1999.

Since our initial discussions in December, 1998, we have confirmed our belief that a merger of AXYN and INTL is in the best interest of both parties from a financial and business perspective. The acquisition of INTL by AXYN will result in a tiered share exchange to the shareholders of INTL, would allow the existing administration and structure of INTL to remain intact and be a significant part of AXYN and would further enhance INTL's and AXYN's future profitability in the information technology sector.

No legally binding arrangements will be created between us except upon the entering into of a definitive Purchase Agreement satisfactory to our respective counsel and the satisfaction of all the terms contained in the attached Term Sheet.

Our Offer to Purchase is subject to the Term Sheet attached to this letter of intent, which includes the following:

(1) approval of the offer by the board of directors of AXYN;

(2) AXYN being satisfied with financial, business and legal due diligence of INTL;

(3) the execution of all definitive agreements giving affect to this letter, including a Share Purchase Agreement between AXYN and the shareholders of INTL, and employment and non-competition agreements with all key AXYN International employees(the "Principals");

(4) the obtaining of all required consents and approvals, including those of regulatory nature; and


If you wish to accept this offer, please return one executed copy of this letter to AXYN Corporation, attention: Scott Feagan, President no later than 5:00 p.m. on May 25, 1999.

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Yours truly,

AXYN CORPORATION

Per:    ________________________
Scott Feagan
President

We accept this Offer this ____ day of May, 1999

AXYN International GmbH

Per: _______________________

THE PRINCIPALS

____________________________                __________________________
Chris Zawitkowski                           Janusz Rydel


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TERM SHEET

                     PURCHASE BY AXYN CORPORATION ("AXYN") OF
              ALL OF THE ISSUED AND OUTSTANDING SHARES IN THE SHARE
                   CAPITAL OF AXYN INTERNATIONAL GMBH ("INTL")

PURCHASER             AXYN Corporation
VENDOR                Shareholders of AXYN International GmbH
OBJECT                Purchase all of the issued and outstanding shares of AXYN
                      International GmbH
CLOSING DATE          July 8, 1999
OFFER SUMMARY         Offer of $1.00 USD cash and 1,000,000 Common shares and
                      500,000 Convertible Preferred shares in AXYN Corporation for all of the shares of INTL payable as follows:

                      (I)    Payment of $1.00 USD cash on closing;

                      (II) Issuance of 1,000,000 Common shares deliverable upon signing of a significant Control Centre contract or the signing of a definitive Teaming Agreement with a major Systems Integration partner with a commitment to fund the development of the significant Control Centre project sufficiently to cover all costs until the contract is released by the customer or upon AXYN International meeting or exceeding its Q3 FY2000 revenue forecast of $2,756,832 for sales within the International territory; and

                      (ii) Issuance of 500,000 Convertible Preferred shares of AXYN Corporation with a conversion date of no sooner than December 31, 2003 and convertible into AXYN Corporation shares at the rate of each Convertible Preferred share into three (3) Common shares upon signing of a significant Control Centre contract or the signing of a definitive Teaming Agreement with a major Systems Integration partner with a commitment to fund the development of the significant Control Centre project sufficiently to cover all costs until the contract is released by the customer or upon AXYN International meeting or exceeding its Q3 FY2000 revenue forecast of $2,756,832 for sales within the International territory.

EMPLOYEE SHARE
PURCHASE PLAN         All employees of INTL will be entitled to participate in
                      AXYN's employee share purchase plan upon acceptance and ratification by the AXYN Corporation Board of Directors.

EMPLOYEE OPTION PLAN

                      All employees of INTL will be entitled to participate in AXYN's employee option plan upon acceptance and ratification by the AXYN Corporation Board of Directors.

SALE OF COMMON SHARES

                      Subject to any regulatory provisions, the Vendors may be subject to regulatory or other restrictions on the sale of the AXYN shares in conformance with applicable securities regulations. The stock purchased by Vendor shall have equitable registration rights upon AXYN Corporation stock becoming registered on the NASDAQ or such other registered stock exchange.

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SALE OF PREFERRED SHARES

                      The certificates representing the Convertible Preferred shares of AXYN shall be held in escrow pending their release in accordance with the terms of an escrow agreement.

CONDITION PRECEDENT
TO CLOSING

                      The completion of the transaction is subject to the following:

                      (i)    AXYN being satisfied with the due diligence;

                      (ii)   Approval by the Board of Directors of AXYN and INTL

                      (iii) Execution of a Purchase Agreement between the parties and other legal documents that may be required or customary for a transaction of such nature

                      (iv) Obtaining of regulatory approvals or other required approvals or consents, if any;

                      (v) Execution of employment contract and non-compete agreements with all key employees;

                      (vi) To extent practicable and as long as there is no adverse financial or legal impact on AXYN, transaction to be structured tax effectively for the vendors;

REPRESENTATION AND
WARRANTIES BY VENDOR

                      Standard representation and warranties for a transaction of such nature shall be a part of the Share Purchase Agreement.